Exhibit 1.2

ONEOK, INC.

PRICE DETERMINATION AGREEMENT

February 3, 2004

CITIGROUP GLOBAL MARKETS INC.

390 Greenwich Street

New York, New York 10013

Ladies and Gentlemen:

Reference is made to the Underwriting Agreement, dated February 3, 2004 (the “Underwriting Agreement”), among ONEOK, Inc., an Oklahoma corporation (the “Company”), and the underwriter (the “Underwriter”). The Underwriting Agreement provides for the purchase by the Underwriter from the Company, subject to the terms and conditions set forth therein, of an aggregate of 6,900,000 shares (the “Firm Shares”) of the Company’s common stock, par value $0.01 per share. This Agreement is the Price Determination Agreement referred to in the Underwriting Agreement.

Pursuant to Section 1 of the Underwriting Agreement, the undersigned agrees with the Underwriter as follows:

I. The purchase price per share for the Firm Shares to be paid by the Underwriter shall be $21.93 representing an amount equal to $151,317,000.

The Company represents and warrants to the Underwriter that the representations and warranties of the Company set forth in Section 3 of the Underwriting Agreement are accurate as though expressly made at and as of the date hereof.

This Agreement shall be governed by the law of the State of New York.

[The remainder of this page is intentionally left blank.]

If the foregoing is in accordance with your understanding of the agreement among the Underwriter and the Company, please sign and return to the Company a counterpart hereof, whereupon this instrument along with all counterparts and together with the Underwriting Agreement shall be a binding agreement among the Underwriter and the Company in accordance with its terms and the terms of the Underwriting Agreement.

Very truly yours,

ONEOK, INC.

By:	/s/ Jim Kneale
Name:	Jim Kneale
Title:	Sr. V-P, CFO

Confirmed as of the date first above mentioned:

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Scott Sanders
Name:	Scott Sanders
Title:	Director

2